Smurfit-Stone Container Corporation Six City Place Drive Creve Coeur, Missouri 63141 314-656-5300

May 21, 2009

Correspondence Filing via EDGAR

Tia Jenkins

Senior Assistant Chief Accountant

Officer of Beverages, Apparel and Health Care Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Smurfit-Stone Container Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 17, 2009 and
Supplemental Response filed April 17, 2009
File No. 0-23876

Dear Ms. Jenkins:

On behalf of Smurfit-Stone Container Corporation (the “Company”), we are responding to the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing, as required by your letter of May 8, 2009 to the undersigned.  For your convenience, we have repeated the Commission’s comment below before our response.

Form 10-K for the Fiscal Year Ended December 31, 2008

Management’s Discussion and Analysis

Non-GAAP Financial Measures, page 23

1.             We note your proposed disclosures in response to prior comment two of our letter dated April 3, 2009.  However, we note your proposed disclosures are overly broad and the discussions did not address all of the issues indicated in our prior comment.  Please revise your disclosure as follows:

•                 Please provide a detailed discussion demonstrating the usefulness of “Adjusted net income (loss)” and “Adjusted net income (loss) per diluted share” non-GAAP measures and how each of the items excluded from the measures are “unusual” or “non-recurring”.

•                 Please expand your discussion to provide substantive reasons on how these non-GAAP financial measures are useful to investors in evaluating operating performance and why management believes these measures provide useful information to stakeholders.

Tia Jenkins

May 21, 2009

•                 Your statement that non-GAAP financial measures are used by management as a basis for evaluating performance is not sufficient.  Please revise to provide a robust discussion of how and the manner in which management uses the non-GAAP measures to conduct or evaluate its business and

•                 Your discussions did not address the economic substance behind management’s decision to use such measures. Please revise.

Refer to “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures” and Item 10(e) of Regulation S-K for detailed guidance.

Response:

We will file Amendment No. 1 to the Form 10-K for the fiscal year ended December 31, 2008  to include expanded disclosure relating to the use of non-GAAP financial measures on page 23 of Part II Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” upon the Commission’s approval of the proposed language below.  For the Commission’s convenience, we have provided a marked copy of the disclosure showing all revisions made to the language originally proposed in our response filed April 17, 2009 as Appendix A.

In the accompanying analysis of financial information, we use the financial measures “adjusted net income (loss) attributable to common stockholders” (adjusted net income (loss)) and “adjusted net income (loss) per diluted share attributable to common stockholders” (adjusted net income (loss) per diluted share) which are derived from our consolidated financial information but are not presented in our financial statements prepared in accordance with U.S. generally accepted accounting principles (GAAP). These measures are considered “non-GAAP financial measures” under the U.S. Securities and Exchange Commission (SEC) rules.  Adjusted net income (loss) and adjusted net income (loss) per diluted share are non-GAAP financial measures that exclude from net income (loss) attributable to common stockholders the effects of goodwill and other intangible assets impairment charges, losses on early extinguishment of debt, non-cash foreign currency exchange gains or losses, gains or losses on disposal of assets, restructuring charges, litigation charges, losses on ineffective interest rate swaps marked-to-market, the resolution of certain income tax matters and reduction in Canadian statutory income tax rates.

We use these supplemental non-GAAP measures to evaluate performance period over period, to analyze the underlying trends in our business, to assess our performance relative to our competitors and to establish operational goals and forecasts that are used in allocating resources. These non-GAAP measures of operating results are reported to our board of directors, chief executive officer and our chief operating officer and are used to make strategic and operating decisions and assess performance.  These non-GAAP measures are presented to enhance an understanding of our operating results and are not intended to represent cash flow or results of operations.  We also believe these non-GAAP measures are beneficial to investors, potential investors and other key stakeholders, including analysts and creditors who use these measures in their evaluations of our performance from period to period and against the performance of other companies in our industry. Our creditors also use these measures to evaluate our ability to service our debt. The use of these non-GAAP financial measures is beneficial to these stakeholders because they exclude certain unusual or non-recurring items that management believes are not indicative of the ongoing operating performance of our business, and including them would distort comparisons to our past

Tia Jenkins

May 21, 2009

operating performance.  Accordingly, we have excluded the adjustments, as detailed below, for the purpose of calculating these non-GAAP measures.

The following is an explanation of each of the adjustments that we have excluded to arrive at these non-GAAP measures for the years ended December 31, 2008, 2007 and 2006, as well as the reasons management believes each of these items is non-recurring and not indicative of operating performance:

•                                          Goodwill and Other Intangible Assets Impairment Charges — As the result of the significant decline in value of our equity securities and our debt instruments and downward pressure placed on earnings by the weakening U.S. economy, we recognized impairment charges on goodwill and other intangible assets of $2,757 million, net of income taxes, in the fourth quarter of 2008.  These charges were not considered indicative of future operating performance and were not used by us to assess our operating performance.

•                                          Loss on Early Extinguishment of Debt —  These losses represent unamortized deferred debt issuance cost and call premiums charged to expense in connection with our financing activities in 2007 and 2006.  These losses were not considered indicative of future operating performance because they related to specific financing activities and were not used by us to assess our operating performance.

•                                          Non-Cash Foreign Currency Gain or Loss —The functional currency for our Canadian operations is the U.S. dollar.  Fluctuations in Canadian dollar-denominated monetary assets and liabilities result in non-cash gains or losses.  We excluded the impact of foreign currency exchange gains in 2008 and losses in 2007 because the impact of foreign exchange is highly variable and difficult to predict from period to period and is not tied to our operating performance.  These gains or losses are not considered indicative of future operating performance and are not used by us to assess our operating performance.

•                                          Gain or Loss on Sale of Assets —These amounts represent gains and losses, and related tax impacts, which we recognized related to the sale of non-strategic assets.  In connection with the sale of a mill in 2007, we recorded a loss of $97 million, net of income tax. These gains and losses were not considered indicative of future operating performance and were disregarded by management in assessing operating performance.

•                                          Restructuring Charges —  These adjustments represent the write-down of assets, primarily property, plant and equipment to estimated net realizable values, the acceleration of depreciation for equipment to be abandoned or taken out of service, severance costs and other costs associated with our restructuring initiatives. These expenses were not considered indicative of our on-going operating performance and were excluded by management in assessing our operating performance.

•                                          Litigation Charges - These charges are attributable to certain litigation matters. These amounts represent significant charges during 2008 and do not reflect expected on-going operating expenses.

•                                          Loss on Ineffective Interest Rate Swaps Marked-to-Market — This represents a loss recorded in interest expense as a result of our intention to refinance the underlying debt prior to its maturity.  This represented a significant charge to interest expense in the fourth quarter of 2008 and was not considered indicative of expected on-going interest expense.

Tia Jenkins

May 21, 2009

•                                          Pension Curtailment —  In the third quarter of 2007, we announced the freeze of our defined benefit pension plans and recorded a curtailment gain of $2 million, net of income taxes. This gain was not considered indicative of our on-going operating performance and thus was excluded by us in assessing our current operating performance and for comparison to our past operating performance.

•                                          Resolution of Income Tax Matters — These amounts represent the resolution of certain income tax matters.  During 2008, we were informed by a foreign taxing authority that certain matters related to our acquisition of a company had been resolved in our favor. Primarily as a result of this favorable ruling, we reduced our liability for unrecognized tax benefits and recorded an income tax benefit of approximately $84 million during 2008. These income tax benefits were not related to the current or past years being presented and were not considered indicative of our on-going operating performance.

•                                          Reduction in Canadian Statutory Income Tax Rates — In 2007, we recorded an income tax benefit as a result of the reduction in Canadian statutory income tax rates.  This income tax benefit was not related to the current or past years being presented and was not considered indicative of our on-going operating performance.

Adjusted net income (loss) and adjusted net income (loss) per diluted share have certain material limitations associated with their use as compared to net income (loss).  These limitations are primarily due to the exclusion of certain amounts that are material to our consolidated results of operations, as discussed above.  In addition, these adjusted net income (loss) measures may differ from adjusted net income (loss) calculations of other companies in our industry, limiting their usefulness as comparative measures. Because of these limitations, adjusted net income (loss) and adjusted net income (loss) per diluted share should be read in conjunction with our consolidated financial statements prepared in accordance with GAAP.  We compensate for these limitations by relying primarily on our GAAP results and using adjusted net income (loss) and adjusted net income (loss) per diluted share only as supplemental measures of our operating performance.  The presentation of this additional information is not meant to be considered in isolation or as a substitute for financial statements prepared in accordance with GAAP.

We believe that providing these non-GAAP measures in addition to the related GAAP measures provides investors greater transparency to the information our management uses for financial and operational decision-making and allows investors to see our results as management sees them. We also believe that providing this information better enables investors to understand our operating performance and to evaluate the methodology used by our management to evaluate and measure our operating performance, and the methodology and financial measures used by our board of directors to assess management’s performance.

The financial presentation below includes a reconciliation of net income (loss) attributable to common stockholders and net income (loss) per diluted share attributable to common stockholders, the most directly comparable GAAP financial measures, to adjusted net income (loss) and adjusted net income (loss) per diluted share, respectively.

Tia Jenkins

May 21, 2009

Reconciliation to GAAP Financial Measures

(In millions, except per share data)

	2008	2007	2006
Net income (loss) attributable to common stockholders (GAAP)	$(2,830)	$(115)	$(71)
Goodwill and other intangible assets impairment charges, net of income taxes	2,757
Loss on early extinguishment of debt, net of income taxes		17	17
Non-cash foreign currency exchange (gains) losses	(36)	52	(1)
(Gain) loss on disposal of assets, net of income taxes	(1)	97	(10)
Restructuring charges, net of income taxes	45	4	26
Litigation charges, net of income taxes	5
Loss on ineffective interest rate swaps marked-to-market, net of income taxes	7
Pension curtailment, net of income taxes		(2)
Resolution of prior years’ income tax matters	(84)	(4)
Reduction in Canadian statutory income tax rates		(5)
Adjusted net income (loss) attributable to common stockholders	$(137)	$44	$(39)

Net income (loss) per diluted share attributable to common stockholders (GAAP)	$(11.01)	$(0.45)	$(0.28)
Goodwill and other intangible assets impairment charges, net of income taxes	10.73
Loss on early extinguishment of debt, net of income taxes		0.07	0.07
Non-cash foreign currency exchange (gains) losses	(0.14)	0.20
(Gain) loss on disposal of assets, net of income taxes		0.38	(0.04)
Restructuring charges, net of income taxes	0.17	0.02	0.10
Litigation charges, net of income taxes	0.02
Loss on ineffective interest rate swaps marked-to-market, net of income taxes	0.03
Pension curtailment, net of income taxes		(0.01)
Resolution of income tax matters	(0.33)	(0.02)
Reduction in Canadian statutory income tax rates		(0.02)
Adjusted net income (loss) per diluted share attributable to common stockholders	$(0.53)	$0.17	$(0.15)

Tia Jenkins

May 21, 2009

In addition, we acknowledge that:

•                                         the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•                                         Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•                                         the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions or require any further information regarding this matter, please contact the undersigned at (314) 656-5300.

Sincerely,

/s/ Craig A. Hunt
Craig A. Hunt
Senior Vice President, General Counsel and Secretary

cc:	Raj Rajan/Securities and Exchange Commission
Nasreen Mohammed/Securities and Exchange Commission

Tia Jenkins

May 21, 2009

APPENDIX A

In the accompanying analysis of financial information, we use the financial measures “adjusted net income (loss) attributable to common stockholders” (adjusted net income (loss)) and “adjusted net income (loss) per diluted share attributable to common stockholders” (adjusted net income (loss) per diluted share) which are derived from our consolidated financial information but are not presented in our financial statements prepared in accordance with U.S. generally accepted accounting principles (GAAP). These measures are considered “non-GAAP financial measures” under the U.S. Securities and Exchange Commission (SEC) rules.  Adjusted net income (loss) and adjusted net income (loss) per diluted share are non-GAAP financial measures that exclude from net income (loss) attributable to common stockholders the effects of goodwill and other intangible assets impairment charges, losses on early extinguishment of debt, non-cash foreign currency exchange gains or losses, gains or losses on disposal of assets, restructuring charges, litigation charges, losses on ineffective interest rate swaps marked-to-market, the resolution of certain income tax matters and reduction in Canadian statutory income tax rates.

~~These non-GAAP measures are considered by management as a basis for measuring and evaluating our overall operating performance.  They~~ We use these supplemental non-GAAP measures to evaluate performance period over period, to analyze the underlying trends in our business, to assess our performance relative to our competitors and to establish operational goals and forecasts that are used in allocating resources. These non-GAAP measures of operating results are reported to our board of directors, chief executive officer and our chief operating officer and are used to make strategic and operating decisions and assess performance.  These non-GAAP measures are presented to enhance an understanding of our operating results and are not intended to represent cash flow or results of operations.  We also believe these non-GAAP measures are ~~useful in evaluating our operating performance compared to other companies in our industry, and are~~ beneficial to investors, potential investors and other key stakeholders, including analysts and creditors who use these measures in their evaluations of our performance from period to period and against the performance of other companies in our industry. Our creditors also use these measures to evaluate our ability to service our debt~~,~~. The use of these non-GAAP financial measures is beneficial to these stakeholders because they exclude certain unusual or non-recurring items that management believes are not indicative of the ongoing operating ~~results~~ performance of ~~the~~ our business, ~~as follows:~~ and including them would distort comparisons to our past operating performance.  Accordingly, we have excluded the adjustments, as detailed below, for the purpose of calculating these non-GAAP measures.

The following is an explanation of each of the adjustments that we have excluded to arrive at these non-GAAP measures for the years ended December 31, 2008, 2007 and 2006, as well as the reasons management believes each of these items is non-recurring and not indicative of operating performance:

•              Goodwill and Other Intangible Assets Impairment Charges — As the result of the significant ~~one-time~~ decline in value of our equity securities and our debt instruments and downward pressure placed on earnings by the weakening U.S. economy, we recognized impairment charges ~~to write off all recorded~~ on goodwill and other intangible assets~~.~~ of $2,757 million, net of income taxes, in the fourth quarter of 2008.  These charges were not

Tia Jenkins

May 21, 2009

considered indicative of future operating performance and were not used by us to assess our operating performance.

•              Loss on Early Extinguishment of Debt — ~~which represents~~  These losses represent unamortized deferred debt issuance cost ~~or~~ and call premiums charged to expense in connection with our financing activities~~.~~ in 2007 and 2006.  These losses were not considered indicative of future operating performance because they related to specific financing activities and were not used by us to assess our operating performance.

•              Non-Cash Foreign Currency Gain or Loss — ~~which is recorded in connection with fluctuations in the Canadian dollar.~~ The functional currency for our Canadian operations is the U.S. dollar.  Fluctuations in Canadian dollar-denominated monetary assets and liabilities result in non-cash gains or losses.  We excluded the impact of foreign currency exchange gains in 2008 and losses in 2007 because the impact of foreign exchange is highly variable and difficult to predict from period to period and is not tied to our operating performance.  These gains or losses are not considered indicative of future operating performance and are not used by us to assess our operating performance.

•              Gain or Loss on Sale of Assets —These amounts represent gains and losses, and related tax impacts, which we recognized related to ~~significant transactions which occur on an infrequent basis.~~ the sale of non-strategic assets.  In connection with the sale of a mill in 2007, we recorded a loss of $97 million, net of income tax. These gains and losses were not considered indicative of future operating performance and were disregarded by management in assessing operating performance.

•              Restructuring Charges — ~~which consist primarily of facility closures and other headcount reductions.  A significant amount of these restructuring charges are non-cash charges related to~~ These adjustments represent the write-down of assets, primarily property, plant and equipment to estimated net realizable values,~~.  We exclude these restructuring charges to more clearly reflect our ongoing operating performance.~~ the acceleration of depreciation for equipment to be abandoned or taken out of service, severance costs and other costs associated with our restructuring initiatives. These expenses were not considered indicative of our on-going operating performance and were excluded by management in assessing our operating performance.

•              Litigation Charges — ~~related to significant legal matters, principally from prior years, which occur on an infrequent basis.~~ These charges are attributable to certain litigation matters. These amounts represent significant charges during 2008 and do not reflect expected on-going operating expenses.

•              Loss on Ineffective Interest Rate Swaps Marked-to-Market — ~~one-time~~This represents a loss recorded in interest expense as a result of our intention to refinance the underlying debt prior to its maturity.  This represented a significant charge to interest expense in the fourth quarter of 2008 and was not considered indicative of expected on-going interest expense.

Tia Jenkins

May 21, 2009

•              Pension Curtailment — ~~which occur on an infrequent basis~~ In the third quarter of 2007, we announced the freeze of our defined benefit pension plans and recorded a curtailment gain of $2 million, net of income taxes. This gain was not considered indicative of our on-going operating performance and thus was excluded by us in assessing our current operating performance and for comparison to our past operating performance.

•              Resolution of Income Tax Matters — ~~related to~~ These amounts represent the resolution of certain income tax matters ~~from prior years, which are~~.  During 2008, we were informed by a foreign taxing authority that certain matters related to our acquisition of a company had been resolved in our favor. Primarily as a result of this favorable ruling, we reduced our liability for unrecognized tax benefits and recorded an income tax benefit of approximately $84 million during 2008. These income tax benefits were not related to the current ~~year~~ or past years being presented and were not considered indicative of our on-going operating ~~results.~~ performance.

•              Reduction in Canadian Statutory Income Tax Rates — ~~which occur on an infrequent basis~~ In 2007, we recorded an income tax benefit as a result of the reduction in Canadian statutory income tax rates.  This income tax benefit was not related to the current or past years being presented and was not considered indicative of our on-going operating performance.

Adjusted net income (loss) and adjusted net income (loss) per diluted share have certain material limitations associated with their use as compared to net income (loss).  These limitations are primarily due to the exclusion of certain amounts that are material to our consolidated results of operations, as discussed above.  In addition, these adjusted net income (loss) measures may differ from adjusted net income (loss) calculations of other companies in our industry, limiting their usefulness as comparative measures.

Because of these limitations, adjusted net income (loss) and adjusted net income (loss) per diluted share should be read in conjunction with our consolidated financial statements prepared in accordance with GAAP.  We compensate for these limitations by relying primarily on our GAAP results and using ~~the~~ adjusted net income (loss) ~~figures~~ and adjusted net income (loss) per diluted share only as supplemental measures of our operating ~~results.~~ performance.  The presentation of this additional information is not meant to be considered in isolation or as a substitute for financial statements prepared in accordance with GAAP.

We believe that providing these non-GAAP measures in addition to the related GAAP measures provides investors greater transparency to the information our management uses for financial and operational decision-making and allows investors to see our results as management sees them. We also believe that providing this information better enables investors to understand our operating performance and to evaluate the methodology used by our management to evaluate and measure our operating performance, and the methodology and financial measures used by our board of directors to assess management’s performance.

The financial presentation below includes a reconciliation of net income (loss) attributable to common stockholders and net income (loss) per diluted share attributable to

Tia Jenkins

May 21, 2009

common stockholders, the most directly comparable GAAP financial measures, to adjusted net income (loss) and adjusted net income (loss) per diluted share, respectively.

Tia Jenkins

May 21, 2009

Reconciliation to GAAP Financial Measures

(In millions, except per share data)

	2008	2007	2006
Net income (loss) attributable to common stockholders (GAAP)	$(2,830)	$(115)	$(71)
Goodwill and other intangible assets impairment charges, net of income taxes	2,757
Loss on early extinguishment of debt, net of income taxes		17	17
Non-cash foreign currency exchange (gains) losses	(36)	52	(1)
(Gain) loss on disposal of assets, net of income taxes	(1)	97	(10)
Restructuring charges, net of income taxes	45	4	26
Litigation charges, net of income taxes	5
Loss on ineffective interest rate swaps marked-to-market, net of income taxes	7
Pension curtailment, net of income taxes		(2)
Resolution of prior years’ income tax matters	(84)	(4)
Reduction in Canadian statutory income tax rates		(5)
Adjusted net income (loss) attributable to common stockholders	$(137)	$44	$(39)

Net income (loss) per diluted share attributable to common stockholders (GAAP)	$(11.01)	$(0.45)	$(0.28)
Goodwill and other intangible assets impairment charges, net of income taxes	10.73
Loss on early extinguishment of debt, net of income taxes		0.07	0.07
Non-cash foreign currency exchange (gains) losses	(0.14)	0.20
(Gain) loss on disposal of assets, net of income taxes		0.38	(0.04)
Restructuring charges, net of income taxes	0.17	0.02	0.10
Litigation charges, net of income taxes	0.02
Loss on ineffective interest rate swaps marked-to-market, net of income taxes	0.03
Pension curtailment, net of income taxes		(0.01)
Resolution of income tax matters	(0.33)	(0.02)
Reduction in Canadian statutory income tax rates		(0.02)
Adjusted net income (loss) per diluted share attributable to common stockholders	$(0.53)	$0.17	$(0.15)